March 7, 2006

United States Securities and Exchange Commission
Attn: George F. Ohsiek, Jr.
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for fiscal year ended August 27, 2005
Form 10-Q for the quarter ended November 19, 2005
File No. 001-10714

Dear Mr. Ohsiek,

Below is our response to your question in your letter dated February 28, 2006. We have repeated your question and replied in bold immediately under the question.

Form 10-K for Fiscal Year Ended August 27, 2005

Exhibit 13.1, Fiscal 2005 Annual Report

Consolidated Financial Statements, page 18

Note A. Significant Accounting Policies, page 22

1.
We have reviewed your response to comment 3 in our letter dated February 9, 2006. In light of your disclosure that instruments designated as qualifying hedges are reflected in the statements of cash flows in the same categories as the cash flows from the items being hedged, please tell us in detail why you believe that cash flows relating to interest rate derivatives hedging the forecasted issuance of debt should be reflected as a component of financing cash flows. In this regards, we assume that the item being hedged is the cash flows associated with interest payments. Accordingly, we would expect the cash flows associated with such interest rate derivatives to be classified as operating cash flows consistent with the cash flows associated with the interest payments on the hedged forecasted debt issuance.

AutoZone Response:
In order to clarify the Company’s accounting treatment for the classification of cash flows associated with an interest rate derivative hedging the forecasted issuance of fixed rate debt, management thought it might be beneficial to provide the Staff with a brief description of how we utilize such derivatives as cash flow hedges and how and when they impact the Company’s cash flows and earnings. On the date that the Company reaches a final decision to issue fixed rate debt at a future date, management, with the approval of the Board of Directors, oftentimes elects to enter into an interest rate derivative to hedge against changes in the benchmark interest rate between such decision date and the forecasted debt issuance date. As required by the provisions of SFAS No. 133, as amended, the Company accounts for such derivative as a cash flow hedge and, at each balance sheet date, records such derivative at fair value with the effective portion of the change in fair value recorded in accumulated other comprehensive income/loss. In most instances, the maturity date relating to such interest rate derivative is set to coincide with the date on which the forecasted fixed rate debt is to be issued, with the settlement of such derivative at maturity generally representing the only cash flow during its term.

On the date that the derivative is cash settled, neither the underlying debt being hedged nor the related effective interest rate derivative has impacted earnings, and therefore, we believe that it would be inappropriate to reflect the receipt or payment of cash relating to the settlement of the derivative as an operating cash flow. Instead, we believe that it is more appropriate to reflect such cash receipt or payment as a financing cash flow that “attaches” to the underlying debt being hedged (and effectively modifies the effective interest rate that will be expensed over the term of the debt, as disclosed in the Company’s Financing footnote included in the consolidated financial statements), in much the same manner that deferred debt issuance costs are reflected in the statement of cash flows. As required by the provisions of SFAS No. 133, as amended, we then reclassify the deferred gains or losses associated with the terminated interest rate derivative out of accumulated other comprehensive income/loss over the term of the underlying debt that was hedged to effectively modify the interest expense being recognized relating to such fixed rate debt (although there are no cash flows associated with such reclassifications). Because such reclassifications impact interest expense being recognized over the term of the underlying debt, they are effectively included as a component of operating cash flows in periods subsequent to settlement as interest expense impacts net income.

In order to clarify our accounting for derivative instruments, beginning with our Form 10-K for the fiscal year ending August 26, 2006, we will revise our disclosures in Note A as follows:

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company’s current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce this market risk. All of the Company’s hedging activities are governed by guidelines that are authorized by AutoZone’s Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone’s financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively “SFAS 133”) pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recognized on the balance sheet at fair value. All of the Company’s interest rate hedge instruments are designated as cash flow hedges. Refer to “Note B - Derivative Instruments and Hedging Activities” for additional disclosures regarding the Company’s derivatives instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to accumulated other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt are recorded as an adjustment to interest expense and are therefore reflected as a component of operating cash flows.

Please let us know if you have any further questions or if we can clarify any other issues that you may have.

Yours truly,

AUTOZONE, INC.

By:	/s/ Charlie Pleas, III
Vice President and Controller
(Principal Accounting Officer)